[redacted]

19 10/17

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
AUG 2 2 2008
DIVISION OF MARKET REGULATION

08032723

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 50915

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/07 (MM/DD/YY) AND ENDING 06/30/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WOLF A. POPPER, INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

99 WALL STREET 6 FLOOR
(No. and Street)

NEW YORK (City) NEW YORK (State) 10005 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
ROBERT RABINOWITZ 212. 532 0100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ALAN RITTER
(Name – *if individual, state last, first, middle name*)

25 SMITH STREET (Address) NANUET (City) NY (State) 10954 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
OCT 2 0 2008
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ROBERT RABINOWITZ, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WOLF A POPPER, INC, as of JUNE 30, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature 9/5/08

PRESIDENT 8/4/08

Title

JOSEPH GOLDSTEIN
NOTARY PUBLIC-STATE OF NEW YORK
No. 01GO6133940
Qualified in Kings County
My Commission Expires September 19, 2009
Notary Public 9-5-08

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WOLF A. POPPER, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTARY SCHEDULES PURSUANT TO RULE 17a-5(d)

JUNE 30, 2008

WOLF A. POPPER, INC.

JUNE 30, 2008

INDEX

	PAGE
INDEPENDENT AUDITORS' REPORT	1
STATEMENT OF FINANCIAL CONDITION	2
STATEMENT OF OPERATIONS	3
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY	4
STATEMENT OF CASH FLOWS	5
NOTES TO FINANCIAL STATEMENTS	6-8
SUPPLEMENTARY INFORMATION:	
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION	10
RECONCILIATION OF COMPUTATION OF NET CAPITAL UNDER RULE RULE 17a-5(d)(4) OF THE SECURITIES AND EXCHANGE COMMISSION	11
SUPPLEMENTARY REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS	13-14

ALAN RITTER

CERTIFIED PUBLIC ACCOUNTANT

25 Smith Street - Suite 405 - Nanuet NY 10954 - Tel:(845) 624-7400 - Fax:(845) 624-7403

INDEPENDENT AUDITORS' REPORT

To the Stockholders of
Wolf A. Popper, Inc.

We have audited the accompanying statement of financial condition of Wolf A. Popper, Inc. as of June 30, 2008 and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wolf A. Popper, Inc., at June 30, 2008 and the results of its' operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Alan Ritter CPA

Nanuet, New York
July 29, 2008

WOLF A. POPPER, INC.

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2008

ASSETS

Cash	$	15,896
Receivables from Clearance Accounts		68,028
TOTAL ASSETS	$	83,924

LIABILITIES AND STOCKHOLDERS' EQUITY

Accrued expenses & accounts payable		19,176
Total Liabilities		19,176
Commitments and contingent liabilities (Note 3)		
Stockholders' equity		
Common stock, without par value, 100 shares, issued and outstanding 100 shares		20,000
Additional paid-in capital		17,500
Retained earnings		27,248
Total Stockholders' Equity		64,748
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	83,924

The accompanying notes are an integral part of these financial statements.

WOLF A. POPPER, INC.

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED JUNE 30, 2008

Revenues				
12b-1 Fees	$	84,785		
Other income		144,139		
Total Revenues			$	228,924
Expenses				
Commissions	$	57,572		
Consulting		50,000		
Licenses fees		7,296		
Ticket charges and execution fees		41,012		
Communications		12,220		
Rent		4,992		
Professional fees		8,500		
Insurance		665		
Other expenses		1,091		
Total Expenses				183,348
Net income before taxes				45,576
Provision for Taxes				13,905
Net income				31,671
Retained earnings (deficit) -beginning				(4,423)
Less: Dividends Paid				0
Retained earnings ending			$	27,248

The accompanying notes are an integral part of these financial statements.

WOLF A. POPPER, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED JUNE 30, 2008

	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Retained Earnings (Deficit)	Totals
Balances at July 1, 2006	100	$ 20,000	$ 500	$ 52,550	$ 73,050
Net Loss June 30, 2007	-	-	-	(4,423)	(4,423)
	100	20,000	500	48,127	68,627
Less Dividends Paid	-	-	-	52,550	52,550
Balances at JUNE 30, 2007	100	$ 20,000	$ 500	$ (4,423)	$ 16,077
Add: Additional Paid in Capital			17,000		17,000
Net Income June 30, 2008	-	-	-	31,671	31,671
Balances at JUNE 30, 2008	100	$ 20,000	$ 17,500	$ 27,248	$ 64,748

The accompanying notes are an integral part of these financial statements.

WOLF A. POPPER, INC.

STATEMENT OF CASH FLOWS

FOR YEAR ENDED JUNE 30, 2008
Increase (Decrease) in cash

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income (Loss)	$	31,671
Adjustments to reconcile net income to cash provided by operating activities:		
Changes in operating assets and liabilities:		
(Increase) in fees receivable		(68,028)
Increase in accounts payable and accrued expenses		17,876
Total adjustments		(50,152)
NET CASH USED BY OPERATING ACTIVITIES		(18,481)
		0
Add Additional Paid in Capital		17,000
NET DECREASE IN CASH AND CASH EQUIVALENTS		(1,481)
CASH AND CASH EQUIVALENTS		
Beginning of year		17,377
End of year	$	15,896

The accompanying notes are an integral part of these financial statements.

WOLF A. POPPER, INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2008

NOTE 1- ORGANIZATION AND NATURE OF BUSINESS

Organization

WOLF A. POPPER, INC. (a C Corporation) was incorporated in the State of New York on February 5, 1998. The Company is registered as a securities broker-dealer with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc.

The Company conducts a general securities business by introducing transactions on a fully disclosed basis to a clearing member broker/dealer which carries all accounts and prepares and maintains all books and records pertaining thereto pursuant to SEC Rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker/dealer,

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

-

All short-term investments with an original maturity of three months or less are considered to be cash equivalents.

Concentration of Credit Risk

Financial instruments which potentially subject the Company to concentration of credit risk consist of cash deposits.

Cash balances are held principally at one financial institution and may, at times, exceed insurable amounts. The Company believes it mitigates its risks by investing in or through major financial institutions. Recoverability is dependent upon the performance of the institution.

Revenue Recognition

Securities transactions and related income and expenses are recorded on a settlement date basis. Commission revenues are also recorded on a settlement date basis.

WOLF A. POPPER, INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2008

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results may differ from those estimates.

NOTE 3- COMMITMENTS

Leases
Month to month rent
No Lease commitments.

NOTE 4- PROVISION FOR STATE AND LOCAL TAXES:

The Company was required to pay franchise taxes for this fiscal year.

WOLF A. POPPER, INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2008

NOTE 5- NET CAPITAL REQUIREMENTS:

The Company is a member of the National Association of Securities Dealers, Inc. and is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This Rule requires that the ratio of aggregate indebtedness to net capital may not exceed 15-1, and equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At June 30, 2008 the Company's net capital was $64,749 which was $59,749 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was .23 to 1.

NOTE 6- EXEMPTION FROM RULE 15c3-3:

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

NOTE 7- OFF BALANCE SHEET RISK

Pursuant to a clearance agreement, the Company introduces all of its securities transactions to its sole clearing broker on a fully disclosed basis. Therefore, all of the customers' money balances and long and short security positions are carried on the books of the clearing broker. Under certain conditions as defined in the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the securities transactions introduced by the Company.

SUPPLEMENTARY INFORMATION

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
JUNE 30, 2008

NET CAPITAL:			
Stockholders' equity		$	64,748
Less non-allowable assets and deductions:			
Receivable from clearing broker	0		
Other receivables	0		
Other assets	$ 0		
			0
Less: Haircuts on trading and investment securities			0
NET CAPITAL		$	64,748
AGGREGATE INDEBTEDNESS, total liabilities		$	19,176
MINIMUM NET CAPITAL REQUIRED (6.67% of aggregate indebtedness)		$	1,277
MINIMUM NET CAPITAL DOLLAR REQUIREMENT		$	5,000
MINIMUM NET CAPITAL REQUIRED		$	5,000
EXCESS NET CAPITAL ($64,748-5,000)		$	69,748
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	$ 19,176 / $ 64,748		29.62%

WOLF A. POPPER, INC.

SUPPLEMENTARY INFORMATION
RECONCILIATION OF COMPUTATION OF NET CAPITAL UNDER RULE 17a-5(d) (4) OF THE SECURITIES AND EXCHANGE COMMISSION
JUNE 30, 2008

NET CAPITAL, as reported in Company's Part II-A Focus Report (Unaudited)	$	64,748
Audit adjustments:		0
		0
NET CAPITAL, per audit	$	64,748

There were no differences between the Audited net capital computation and the Broker dealer's corresponding net capital computation as reported on Part IIA focus report.

SUPPLEMENTARY REPORT OF INDEPENDENT PUBLIC ACCOUNTANT

ALAN RITTER

CERTIFIED PUBLIC ACCOUNTANT

25 Smith Street - Suite 405 - Nanuet, NY 10954 - Tel:(845) 624-7400 - Fax:(845) 624-7403

To the Stockholder of

New York, New York

In planning and performing our audit of the financial statements of Wolf A. Popper, Inc., ("the Company") for the year ended June 30, 2008, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedure for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a) (11) and for determinating compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but no absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2008 to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, NASD Regulation, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Alan Rattet CPA

Nanuet, New York
July 29, 2008

END